UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

telecom | personal | flow

Telecom Argentina
Press Release
9M25 & 3Q25

11-10-2025

Contacts: Luis Fernando Rial Ubago - lfrialubago@teco.com.ar Tomás Pellicori - tlpellicori@teco.com.ar	Market Cap (NYSE: TEO): US$5,121.5 million[1]

Telecom Argentina S.A.

announces consolidated results for the nine-month period
(“9M25”) and third quarter of fiscal year 2025 (“3Q25”)[2]

Note: 9M25 figures include the effects of the adoption of inflationary accounting in accordance with IAS 29. Therefore, comments regarding 9M25 results and changes in 9M24 results mentioned in this press release correspond to “restated for inflation” or “constant” figures. Moreover, Table 3 shows information broken down by segment for the periods ended as of September 30 of 2025 and 2024, as analyzed by the Executive Committee and the CEO, who periodically receive the economic-financial information of Telecom and its subsidiaries (in historical values). The comments corresponding to the consolidated results for 9M25 include the results of Telefónica Móviles Argentina (“TMA”) for the seven-month period from March 1 to September 30, 2025, unless otherwise specified. For further details, please refer to the headings of the financial tables beginning on page 11.

·	For analysis purposes, it is important to highlight that the comparative results (September 2024) reflect the year-over-year effect of inflation through September 2025, which reached 31.8%. Additionally, the consolidated results for 9M25 include seven months of contributions from TMA, which were not present in the comparative period 9M24.

·	During 9M25, consolidated revenues reached P$5,622,561 million. Service revenues totaled P$5,327,305 million in 9M25, with the following performance:

o	Telecom (excluding TMA)[3]: +4.1% vs. 9M24 (vs. -9.1% in real terms in 9M24 vs. 9M23).

o	TMA: +5.3% vs. 9M24. Telecom does not determine TMA’s commercial or pricing policies.

o	Consolidated: +50.7% vs. 9M24, including seven months of TMA revenues not present in the comparative consolidated period (9M24).

·	During 9M25, the customer base in Argentina showed positive evolution:

o	Telecom (excluding TMA): Total mobile accesses decreased by 5.0%, reaching 20.3 million. This decline was mainly due to disconnections of lines with no traffic, with no impact on mobile service revenues. Pay TV subscribers increased to 3.2 million (+44 thousand or +1.4% vs. 9M24). Fixed broadband accesses grew by 2.5%, totaling 4.1 million (+102 thousand vs. 9M24).

o	TMA: Total mobile accesses (including M2M) reached 19.1 million (+305 thousand or +1.6% vs. 9M24). Fixed broadband totaled 1.6 million accesses (+92 thousand or +6.0% vs. 9M24). Pay TV subscribers reached 0.4 million (-29 thousand or -6.9% vs. 9M24).

·	During 9M25, consolidated Operating Income Before Depreciation, Amortization and Impairment of Fixed Assets (“Operating Income before D, A & I”) margin was 30.5% (+1.7 p.p. vs. 9M24), and 31.4% in 3Q25. Telecom’s margin (excluding TMA) expanded to 33.0% in 9M25 (+4.2 p.p. vs. 9M24) and 34.0% in 3Q25 (+6.8 p.p. vs. 3Q24). Operating Income before D, A & I totaled P$1,716,387 million (+58.4% vs. 9M24, including seven months of TMA).

·	During 9M25, a consolidated net loss of P$272,543 million was recorded (vs. a net income of P$1,254,213 million in 9M24). This was mainly due to a higher loss from exchange rate differences recorded in financial results, measured in real terms, as a result of lower inflation (22.0%) vs. a depreciation of the Argentine peso against the US dollar of 33.7% (vs. inflation of 101.6% and peso depreciation of 20.0% in 9M24).

·	Consolidated CAPEX (excluding rights of use) represented 15.1% of consolidated revenues in 9M25.

·	Consolidated Net Financial Debt totaled P$4,433,988 million as of September 30, 2025, increasing in real terms (+44.3% in constant currency vs. December 31, 2024). This increase was mainly driven by the financing obtained for the acquisition of TMA.

(1)	Market capitalization as of November 7, 2025

(2)	Unaudited non-financial information

(3)	This refers to the exclusion of the consolidated results from the segment “ICT Services Provided in Argentina – TMA Networks,” as presented in Table 3. The same criterion will apply going forward to any results labeled as “Telecom (excluding TMA).”

TELECOM ARGENTINA	1

*(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of September 30, 2025	IAS 29 As of September 30, 2024	Δ $	Δ %
Consolidated Revenues	5,622,561	3,758,165	1,864,396	49.6%
Consolidated Operating Income before D, A & I	1,716,387	1,083,434	632,953	58.4%
Consolidated Operating Income (loss)	352,321	(140,145)	492,466	-
Consolidated Net Income (loss) before income tax expense	(336,952)	1,810,350	(2,147,302)	-118.6%
Consolidated Net Income (loss) attributable to Controlling Company	(289,156)	1,236,724	(1,525,880)	-123.4%
Consolidated Shareholders' equity attributable to Controlling Company	6,436,731	6,770,444	(333,713)	-4.9%
Consolidated Net Financial Debt	(4,433,988)	(3,063,752)	(1,370,236)	44.7%
Consolidated Investments in PP&E, intangible assets & rights of use assets **	989,760	709,011	280,749	39.6%
Telecom				
Fixed lines in service (in thousand lines) ***	2,757	2,692	65	2.4%
Mobile customers (in thousand)	23,038	23,914	(877)	-3.7%
Personal (Argentina)	20,348	21,424	(1,076)	-5.0%
Núcleo (Paraguay) -including Wimax customers-	2,689	2,490	199	8.0%
Broadband accesses in Argentina (in thousand)	4,146	4,044	102	2.5%
Pay TV Subscribers (Includes Argentina, Uruguay and Paraguay - in thousand)	3,445	3,413	32	0.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)	8,171.1	7,192.5	978.6	13.6%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	25,041.5	24,582.9	458.6	1.9%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)	17,264.4	16,731.3	533.1	3.2%
Telefónica Móviles Argentina (TMA)				
Fixed lines in service (in thousand lines) ***	2,107	2,149	(42)	-2.0%
Mobile customers (in thousand)	19,064	18,760	305	1.6%
Prepaid + Postpaid (excluding M2M)	16,192	16,184	8	0.1%
Machine-to-machine (M2M)	2,872	2,576	296	11.5%
Broadband accesses (in thousand)	1,610	1,519	92	6.0%
Pay TV Subscribers (in thousand)	395	425	(29)	-6.9%
Average Revenue per user (ARPU) Mobile Services (in P$ - Restated by inflation)****	7,607.0	7,218.3	388.7	5.4%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)****	22,805.0	20,674.3	2,130.7	10.3%
Average Revenue per user (ARPU) Pay TV (in P$ - Restated by inflation)****	22,072.4	18,475.2	3,597.2	19.5%

* Figures may not add up due to rounding.
** In constant currency – includes additions from rights of use as of September 30, 2025 for P$140,390 million and as of September 30, 2024 for P$218,871 million.
*** Telecom figures include IP telephony lines, which totaled approximately 2.15 million and 1.78 million as of September 30, 2025 and September 30, 2024, respectively. TMA figures include IP telephony lines, which totaled approximately 1.54 million and 1.39 million as of September 30, 2025 and September 30, 2024, respectively.

****ARPUs in constant currency as of September 30, 2025, were calculated by applying the corresponding average inflation index to the historical ARPU of each segment.

1- Consolidated Revenues (in millions P$)	3- Operating Income before D, A & I (EBITDA) (in millions P$)

2- Quarterly Service Revenues (in millions P$)	4- Net Income (Loss) (in millions P$)

TELECOM ARGENTINA	2

Buenos Aires, November 10, 2025 - Telecom Argentina S.A. (“Telecom Argentina”, “Telecom” or the “Company”) - (NYSE: TEO; BYMA: TECO2), announced today a consolidated Net Loss of P$272,543 million for the nine-month period ended September 30, 2025. The consolidated Net Loss attributable to the Controlling Company amounted to P$289,156 million.

Comparative figures for the previous fiscal year have been restated by inflation so that the resulting information is presented in terms of the current measurement unit as of September 30, 2025.

The following table shows the evolution of the national consumer price index (National CPI - according to INDEC’s official statistics) as of December 31, 2024, and as of September 30, 2024, and 2025:

	As of September 30, 2024	As of December 31, 2024	As of September 30, 2025
Annual	209.0%	117.8%	31.8%
3-month cumulative (since June)	12.1%	n/a	6.0%

During 9M25, consolidated revenues reached P$5,622,561 million, of which P$5,327,305 million corresponded to Service Revenues. It is worth noting that, during this period, Service Revenues showed a positive evolution relative to inflation, as detailed below.

	Consolidated	Telecom Consolidated (Excluding TMA)	TMA[1]
9M25 vs. 9M24	+50.7%[2]	+4.1%	+5.3%
3Q25 vs. 3Q24	+63.3%[3]	+4.7%	+1.2%

1-	Telecom does not set TMA’s commercial or pricing policies.
2-	Includes seven months of TMA revenues not reflected in the comparative consolidated period (9M24).
3-	Includes three months of TMA revenues not reflected in the comparative consolidated period (3Q24).

*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 9M25 and 9M24.

TELECOM ARGENTINA	3

Consolidated Revenues

Mobile Services

As of September 30, 2025, total subscribers for Telecom (excluding TMA) in Argentina and Paraguay reached 23.0 million, while TMA subscribers totaled 19.1 million. During 9M25, consolidated mobile service revenues amounted to P$2,735,909 million (+P$1,214,134 million or +79.8% vs. 9M24), positioning mobile services as the Company’s main business in terms of service revenues (accounting for 51.4% and 43.1% of service revenues in 9M25 and 9M24, respectively). Mobile internet revenues represented 98% of total mobile service revenues in both 9M25 and 9M24. Excluding the impact of TMA’s consolidation, Telecom (excluding TMA) registered a 10.6% increase in mobile service revenues, mainly driven by higher average monthly revenue per customer (“ARPU”).

Mobile Services in Argentina

As of September 30, 2025, Telecom’s mobile subscribers in Argentina (excluding TMA) totaled approximately 20.3 million (-1.1 million or -5.0% vs. 9M24). This decline was primarily due to disconnections of lines with no traffic, with no impact on mobile service revenues. As of September 30, 2025, 61% of customers were prepaid and 39% postpaid, compared to 62% prepaid and 38% postpaid as of September 30, 2024.

As of September 30, 2025, TMA’s mobile subscribers totaled approximately 19.1 million (+305 thousand or +1.6% vs. 9M24), including M2M accesses. The postpaid base increased 4.0% vs. 9M24, while prepaid decreased 0.6%. As of September 30, 2025, postpaid accesses represented 50% of total mobile accesses. TMA’s average monthly churn stood at 1.8% in 9M25 (vs. 2.0% in 9M24).

In 9M25, consolidated mobile service revenues in Argentina reached P$2,612,748 million (+P$1,227,724 million or +88.6% compared to 9M24). This increase was mainly driven by the consolidation of TMA’s results in 9M25, which totaled P$1,052,077 million. Excluding the impact of TMA’s consolidation, the growth was mainly attributable to a 13.6% real increase in ARPU.

The ARPU for Telecom (excluding TMA) was P$8,171.1 in 9M25 (+13.6% in real terms vs. 9M24). The effect of restatement to the current measurement unit as of September 30, 2025 included in ARPU amounted to P$605.7 and P$2,608.1 in 9M25 and 9M24, respectively. The average monthly churn stood at 2.1% in 9M25 (vs. 1.5% in 9M24).

The ARPU for TMA was P$7,607.0 in 9M25 (+5.4% in real terms vs. 9M24). The effect of restatement to the current measurement unit as of September 30, 2025 included in ARPU amounted to P$574.0 and P$2,663.4 in 9M25 and 9M24, respectively.

Personal in Paraguay (“Núcleo”)

As of September 30, 2025, Núcleo’s subscriber base totaled 2.7 million, increasing by 8% compared to 9M24. Of total accesses, 71% corresponded to prepaid and 29% to postpaid, while as of September 30, 2024, prepaid accesses represented 74% and postpaid 26%. The average monthly churn stood at 2.3% in 9M25 vs. 2.6% in 9M24.

During 9M25, mobile service revenues in Paraguay reached P$123,161 million, decreasing in real terms (-P$13,590 million vs. 9M24). This decrease is attributed to the widespread use of Wi-Fi networks, which impacted mobile data usage. The effect was partially offset by the real appreciation of the Guaraní.

Internet Services

TELECOM ARGENTINA	4

Consolidated internet service revenues reached P$1,235,080 million in 9M25, growing in real terms (+P$279,185 million or +29.2% vs. 9M24). Telecom’s subscriber base (excluding TMA) reached 4.1 million subscribers (+102 thousand or +2.5% vs. 9M24) during 9M25. The monthly churn for internet services stood at 1.2% and 1.6% as of September 30, 2025 and 2024, respectively.

The revenue increase was mainly driven by the consolidation of TMA’s results in 9M25, which totaled P$249,910 million. Excluding the impact of TMA’s consolidation, Telecom (excluding TMA) registered a 3.1% increase, primarily due to higher ARPU and subscriber growth.

TMA’s subscriber base reached 1.6 million subscribers (+92 thousand or +6.0% vs. 9M24) during 9M25. The average monthly churn for internet services as of September 30, 2025 stood at 1.9% (vs. 1.9% in 9M24).

In 9M25, Telecom’s broadband ARPU (excluding TMA) (restated in constant currency as of September 30, 2025) reached P$25,041.5 (+1.9% in real terms vs. 9M24). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2025, included in ARPU amounts to P$1,656.4 and P$8,895.5 for 9M25 and 9M24, respectively.

Additionally, in 9M25, TMA’s broadband ARPU (restated in constant currency as of September 30, 2025) reached P$22,805.0 (+10.3% in real terms vs. 9M24). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2025, included in ARPU amounts to P$1,720.7 and P$7,628.4 for 9M25 and 9M24, respectively.

As of September 30, 2025, accesses with speeds of 100 Mbps or higher represented 97% of the total subscriber base (vs. 87% as of September 30, 2024).

Cable TV Services

Consolidated revenues from cable television services reached P$631,457 million in 9M25 (+P$86,302 million or +15.8% compared to 9M24). The number of TV subscribers for Telecom (excluding TMA), including Uruguay and Paraguay, reached 3.4 million (+32 thousand or +0.9% vs. 9M24). TV subscribers for TMA totaled 0.4 million (-29 thousand or -6.9% vs. 9M24).

The positive variation in revenues in Argentina is mainly due to the consolidation of TMA’s results in 9M25, which amounted to P$63,729 million. Excluding the impact of TMA’s consolidation, the increase of 4.1% for Telecom (excluding TMA) was mainly driven by a 3.2% increase in ARPU and a 1.4% increase in the subscriber base compared to 9M24.

Telecom’s subscriber base in Argentina (excluding TMA) totaled 3.2 million accesses as of September 30, 2025, with an increase of 1.4% compared to 9M24, driven by Flow Full and Flow Flex products, the latter being fully digital (no decoder or installation required). Of this customer base, 1.7 million are subscribed to Flow Flex.

Flow continues to strengthen its positioning in the entertainment segment, enhancing customer experience through services such as the recent launch of Flow+ (a flexible entertainment offering that includes two interchangeable subscriptions every 30 days among Pack Fútbol, HBO, Disney+ Premium, and Universal+, all under a single plan).

The monthly TV ARPU for Telecom (excluding TMA) (restated in constant currency as of September 30, 2025) reached P$17,264.4 during 9M25 (+3.2% in real terms vs. 9M24). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2025, included in ARPU amounts to P$808.8 and P$5,887.8 for 9M25 and 9M24, respectively.

On the other hand, the monthly TV ARPU for TMA (restated in constant currency as of September 30, 2025) reached P$22,805.0 during 9M25 (+19.5% in real terms vs. 9M24). The effect generated by the restatement in terms of the current measurement unit as of September 30, 2025, included in ARPU amounts to P$1,665.4 and P$6,817.0 for 9M25 and 9M24, respectively.

TELECOM ARGENTINA	5

The monthly churn for cable television for Telecom (excluding TMA) stood at 1.5% as of September 30, 2025, and 1.8% as of September 30, 2024, while for TMA it was 4.0% and 3.7% as of September 30, 2025, and 2024, respectively.

Fixed Telephony and Data Services

Consolidated revenues from fixed voice and data services reached P$676,563 million in 9M25 (+P$205,312 million or +43.6% compared to 9M24).

The variation in Argentina is mainly due to the consolidation of TMA’s results in 9M25, which amounted to P$282,029 million. Fixed voice and data revenues for Telecom (excluding TMA) decreased by 16.3%, mainly because the company has not been able to increase its prices in line with inflation, considering accumulated inflation over the last twelve months of 31.8%, and despite a 2.4% increase in the fixed customer base.

Telecom’s fixed voice customer base (excluding TMA) reached 2.8 million in 9M25, of which 2.2 million correspond to customers with IP lines. TMA’s telephony customer base reached 2.1 million, of which 1.5 million are customers with IP lines.

Other Service Revenues

Consolidated revenues from other service revenues, which primarily include revenues related to fintech services, billing and collection services on behalf of third parties, administrative fees, and advertising space sales, among others, reached P$48,296 million (+P$8,239 million or +20.6% vs. 9M24).

The main variation was driven by the increase in fintech services in Argentina, primarily due to the growth in usage of the Personal Pay digital wallet and the rise in the number of users, which reached 4.4 million in 9M25 vs. 3.3 million in 9M24.

Revenues from equipment sales

Consolidated equipment sales revenues totaled P$295,256 million (+P$71,224 million or +31.8% vs. 9M24). This variation was mainly driven by the consolidation of TMA’s results in 9M25, which amounted to P$114,447 million, while equipment sales for Telecom (excluding TMA) declined by 19.3% in real terms.

Consolidated Operating Costs

Consolidated Operating Costs including Depreciation, Amortization and Impairment of Fixed Assets amounted to P$5,270,240 million in 9M25 (+P$1,371,930 million or +35.2% vs. 9M24).

Excluding Depreciation, Amortization and Impairment of Fixed Assets, consolidated operating costs increased by P$1,231,443 million or 46.0% in real terms during the same period. Operating costs for 9M25 include P$1,320,584 million corresponding to the consolidation of TMA. During 9M25, Telecom’s operating costs (excluding TMA) decreased by 3.3% in real terms.

The cost breakdown was as follows:

•	Labor costs and severance payments totaled P$1,358,615 million in 9M25 (+P$443,530 million or +48.5% vs. 9M24). The increase is mainly due to the consolidation of TMA’s results in 9M25, whose contribution amounts to P$465,035 million. Telecom’s headcount totaled 18,977 employees as of September 30, 2025.

•	Interconnection and transmission costs, which also include roaming, correspondent services, and line and circuit rentals, amounted to P$200,813 million in 9M25 (+P$88,431 million or +78.7% vs. 9M24). The increase is mainly due to the consolidation of TMA’s results in 9M25, whose contribution amounts to P$135,344 million. Excluding the impact of TMA’s consolidation, the decrease is mainly due to optimization in the use of links and sites and lower traffic levels.

TELECOM ARGENTINA	6

•	Fees for services, maintenance and materials: P$714,553 million in 9M25 (+P$207,981 million or +41.1% vs. 9M24). The increase is mainly due to the consolidation of TMA’s results in 9M25, whose contribution amounts to P$226,140 million. Excluding the impact of TMA’s consolidation, the decrease is explained mainly by greater efficiencies, which reduced maintenance and material costs and service fees compared to 9M24.

•	Taxes, fees, and regulatory charges: P$485,015 million (+P$191,361 million or +65.2% vs. 9M24). Operating costs for taxes, fees and regulatory charges in 9M25 include P$167,904 million corresponding to TMA.

•	Commissions and advertising (agents, collection commissions and other commissions): Charges totaled P$297,533 million in 9M25 (+P$92,755 million or +45.3% vs. 9M24). The increase is mainly due to the consolidation of TMA’s results in 9M25, whose contribution amounts to P$100,215 million.

•	Costs of equipment sold totaled P$224,740 million in 9M25 (+P$51,120 million or +29.4% vs. 9M24). This variation is mainly due to the consolidation of TMA’s results in 9M25, whose contribution amounts to P$89,655 million.

•	Programming and content costs: P$266,780 million (+P$53,788 million or +25.3% vs. 9M24). Programming and content costs for 9M25 include P$34,252 million corresponding to TMA.

•	Other costs totaled P$358,125 million (+P$102,477 million or +40.1% vs. 9M24), including bad debts, which totaled P$97,299 million (+P$19,964 million or +25.8% vs. 9M24).

•	Bad debt expenses in 9M25 include P$38,926 million corresponding to TMA. The charge for bad debt continued to show a favorable trend: it represented 1.7% of total revenues as of September 30, 2025 (vs. 2.1% in 9M24).

•	Other operating costs, which include litigation and contingency charges, energy and other utilities, insurance, rentals, and internet capacity, among others, amounted to P$260,826 million (+P$82,513 million or +46.3% vs. 9M24). TMA’s contribution for 9M25 totaled P$63,113 million.

•	Depreciation, amortization, and impairment of fixed assets: totaled P$1,364,066 million (+P$140,487 million or +11.5% vs. 9M24). The charge for the period includes P$345,469 million corresponding to the consolidation of TMA and reflects the impact of amortizations from additions after September 30, 2024, partially offset by the effect of assets that reached the end of their useful life after that date.

Net Financial Results

Net financial results (including financial debt costs and other net financial results) showed a consolidated loss of P$685,200 million in 9M25 (vs. a gain of P$1,961,278 million in 9M24). The consolidation of TMA’s results contributes with a loss of P$53,854 million in 9M25. This variation was mainly driven by:

*Related to Notes issued in UVA

TELECOM ARGENTINA	7

The variation in consolidated net financial results in 9M25 was mainly explained by a higher loss from foreign exchange differences, measured in real terms, of P$2,624,058 million. This was driven by inflation of 22.0% versus a 33.7% depreciation of the Argentine Peso against the U.S. dollar (vs. inflation of 101.6% and a 20.0% depreciation of the Argentine Peso against the U.S. dollar in 9M24). Additionally, there were higher financial debt interest expenses of P$144,750 million due to increased borrowing, partially offset by higher gains from loan adjustments of P$117,159 million, resulting from the maturity of UVA-denominated notes, which reduced the outstanding principal balance and, consequently, the associated financial charges.

Income Tax

Telecom’s income tax includes the following effects:

i)	the current income tax, determined based on the current tax legislation applicable to Telecom,

ii)	the effect of applying the deferred tax method with respect to temporary differences determined by comparing our asset and liability valuation according to tax and financial accounting criteria which includes the effect of the income tax inflation adjustment.

Income tax shows a gain of P$64,409 million in 9M25 (vs. a loss of P$556,137 million in 9M24). Losses related to current income tax amount to P$145,789 million in 9M25 (vs. a loss of P$28,975 million in 9M24), and the income tax charge related to the application of the deferred tax method in 9M25 is a gain of P$210,198 million (vs. a loss of P$527,162 million in 9M24).

Income tax for 9M25 includes a loss of P$40,574 million corresponding to the consolidation of TMA’s results.

Consolidated Net Financial Debt

As of September 30, 2025, our net financial debt (cash, cash equivalents – net of Client Funds - plus financial investments and financial NDF* minus loans) is negative and amounted to P$4,433,988 million, which represents an increase of P$1,360,474 when compared to the net financial debt as of December 31, 2024, restated by inflation. This increase was mainly driven by the financing obtained for the acquisition of TMA.

* Contemplates rate swaps and NDF (non-delivery forwards) agreements.

Investments in PP&E, intangible assets and rights of use assets

As of September 30, 2025, consolidated CAPEX (additions of PP&E and intangible assets) totaled P$849,370 million (+73.3% vs. 9M24). CAPEX for Telecom (excluding TMA) totaled P$ 593,201 million (21% vs. 9M24). Including additions from rights of use, total investments amounted to P$989,760 million, of which P$279,459 million correspond to TMA.

The investments were focused on:

TELECOM ARGENTINA	8

•	Expansion of both fixed and mobile data services to improve transmission and access speed offered to customers, the deployment of 4G coverage and capacity, and continued expansion of 5G to support mobile internet growth and enhance service quality.

•	Deployment and modernization of 4G mobile access sites to improve coverage and increase mobile network capacity. The 4G/LTE rollout reached 98% population coverage. According to the latest benchmark conducted by Ookla in September 2025, our mobile network customers with access to our 4G network experienced improved service quality, reaching average speeds of 85 Mbps, compared to 66 Mbps in the same period in 2024.

•	During 2025, we continued expanding our 5G network with the addition of 351 sites.

•	Additionally, we continued deploying mobile site connectivity to improve quality and capacity by replacing radio links with high-capacity fiber optic connections.

Relevant financial events of the period

Loan Agreement with Bank of China (“BoC”)

On September 19, 2025, the Company entered into a loan agreement with Bank of China Limited (Panama Branch) (the “Loan”). As of the date of this report, the following disbursements have been received:

•	On September 23, the Company received a disbursement from BoC for an amount of RMB 530,000,000 (Renminbi five hundred thirty million), maturing in September 2028.

•	On November 7, the Company received a disbursement from BoC for an amount of RMB 500,000,000 (Renminbi five hundred million), maturing in September 2028.

Resignation of Director

On September 30, the Company received the resignation letter from Director Julián Ackerman, appointed at the proposal of FGS Anses, for personal reasons.

Relevant events after September 30, 2025

Ordinary General Shareholders’ Meeting

The Ordinary Shareholders’ Meeting of Telecom held on November 6, 2025, resolved, among other matters, the following:

Appoint Mr. Diego Miguel Bianchi as director to serve from November 6, 2025, to the end of Fiscal Year 2026; to appoint Mr. Alberto Viglino as alternate to Mr. Diego Miguel Bianchi and to approve the performance of resigning director Mr. Julián Akerman.

TELECOM ARGENTINA	9

Telecom Argentina is a leading telecommunications company in Argentina, offering local and long distance fixed-line telephone, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of September 30, 2025, Telecom Argentina owns 2,153,688,011 issued and outstanding shares.

*Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Luis Fernando Rial Ubago lfrialubago@teco.com.ar	Tomás Pellicori tlpellicori@teco.com.ar	Lucas Gaeta lgaeta @teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the “Merger”) and/or the acquisition or Telefónica Móviles Argentina S.A. (or the “Acquisition”); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger and/or the Acquisition; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA	10

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

1- Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of September 2025)

	09/30/25	12/31/24	Δ $	Δ %
Cash and cash equivalents*	397,893	388,241	9,652	2.5%
Financial Investments**	291,056	42,490	248,566	-
Trade receivables	776,936	361,010	415,926	115.2%
Other Receivables	183,090	53,057	130,033	-
Inventories	86,909	73,721	13,188	17.9%
Other Assets	2,792	2,153	639	29.7%
Total current assets	**1,738,676**	**920,672**	**818,004**	**88.8%**
Financial Investments	13,023	16,598	(3,575)	-21.5%
Trade receivables	814	527	287	54.5%
Goodwill	4,122,236	4,113,535	8,701	0.2%
Property, plant and equipment ('PP&E')	5,998,155	5,281,751	716,404	13.6%
Intangible assets	2,612,974	2,312,933	300,041	13.0%
Right-of-use assets	692,795	599,242	93,553	15.6%
Other Receivables	451,770	99,961	351,809	-
Total non-current assets	**13,891,767**	**12,424,547**	**1,467,220**	**11.8%**
TOTAL ASSETS	**15,630,443**	**13,345,219**	**2,285,224**	**17.1%**
Trade payables	961,988	542,367	419,621	77.4%
Financial debt	1,433,449	1,308,379	125,070	9.6%
Salaries and social security payables	356,894	275,963	80,931	29.3%
Income tax liabilities	40,700	5,562	35,138	-
Taxes payables	241,607	110,577	131,030	118.5%
Dividend Payable	1,027	837	190	22.7%
Lease liabilities	141,454	90,902	50,552	55.6%
Client Funds	15,036	10,657	4,379	41.1%
Other liabilities	61,024	38,616	22,408	58.0%
Provisions	72,279	4,737	67,542	-
Total current liabilities	**3,325,458**	**2,388,597**	**936,861**	**39.2%**
Trade payables	17,692	20,095	(2,403)	-12.0%
Financial debt	3,687,475	2,201,807	1,485,668	67.5%
Salaries and social security payables	55,649	11,548	44,101	-
Deferred income tax liabilities	1,479,121	1,720,619	(241,498)	-14.0%
Taxes payables	1	2	(1)	-50.0%
Lease liabilities	224,455	168,856	55,599	32.9%
Other liabilities	50,840	18,696	32,144	171.9%
Provisions	251,427	64,459	186,968	-
Total non-current liabilities	**5,766,660**	**4,206,082**	**1,560,578**	**37.1%**
TOTAL LIABILITIES	**9,092,118**	**6,594,679**	**2,497,439**	**37.9%**
Equity attributable to Controlling Company	6,436,731	6,616,647	(179,916)	-2.7%
Non-controlling interest	101,594	133,893	(32,299)	-24.1%
TOTAL EQUITY	**6,538,325**	**6,750,540**	**(212,215)**	**-3.1%**
TOTAL LIABILITIES AND EQUITY	**15,630,443**	**13,345,219**	**2,285,224**	**17.1%**

*As of September 30, 2025, it includes restricted availability funds amounting to $15,036 million corresponding to client funds

** Includes NDF

2- Consolidated Loans

(Monetary items)

	09/30/25	12/31/24	Δ $	Δ %
Bank overdrafts - principal	255,896	150,561	105,335	70.0%
Bank and other financial entities loans - principal	186,761	172,370	14,391	8.3%
Notes - principal	526,104	793,618	(267,514)	-33.7%
Loans for purchase of equipment	11,917	7,855	4,062	51.7%
Remeasurement, interest and related expenses	452,771	183,975	268,796	146.1%
Total Current Loans	**1,433,449**	**1,308,379**	**125,070**	**9.6%**
Notes - principal	2,060,921	1,591,161	469,760	29.5%
Bank and other financial entities loans - principal	537,764	166,068	371,696	-
Loans for purchase of equipment	15,917	9,668	6,249	64.6%
Remeasurement, interest and related expenses	1,072,873	434,910	637,963	146.7%
Total Non Current Loans	**3,687,475**	**2,201,807**	**1,485,668**	**67.5%**
Total Loans	**5,120,924**	**3,510,186**	**1,610,738**	**45.9%**
Cash and cash equivalents, and Financial Investments	686,936	436,672	250,264	57.3%
Net Financial Debt	**(4,433,988)**	**(3,073,514)**	**(1,360,474)**	**44.3%**

TELECOM ARGENTINA	11

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

3-a Segment Information

(Segment information for periods ended as of September 30 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

As of September 30, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**3,359,594**	**274,274**	**3,633,868**	**1,679,463**	**104,726**	**1,784,189**	**266,454**	**20,974**	**287,428**	**(82,924)**	**5,622,561**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(803,493)	(64,584)	(868,077)	(440,721)	(24,314)	(465,035)	(23,635)	(1,868)	(25,503)	-	(1,358,615)
Fees for services, maintenance, materials and supplies	(402,941)	(52,882)	(455,823)	(214,278)	(11,862)	(226,140)	(35,482)	(2,772)	(38,254)	5,664	(714,553)
Taxes and fees with the Regulatory Authority	(282,073)	(22,903)	(304,976)	(158,436)	(9,468)	(167,904)	(11,231)	(904)	(12,135)	-	(485,015)
Commissions and advertising	(141,089)	(11,189)	(152,278)	(94,511)	(5,704)	(100,215)	(45,502)	(4,229)	(49,731)	4,691	(297,533)
Programming and content costs	(191,442)	(15,564)	(207,006)	(32,373)	(1,879)	(34,252)	(23,612)	(1,910)	(25,522)	-	(266,780)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(382,537)	(54,656)	(437,193)	(328,772)	(34,384)	(363,156)	(51,693)	(4,205)	(55,898)	72,569	(783,678)
Adjusted EBITDA	**1,156,019**	**52,496**	**1,208,515**	**410,372**	**17,115**	**427,487**	**75,299**	**5,086**	**80,385**	**-**	**1,716,387**
Depreciation, amortization and impairment of Fixed Assets											(1,364,066)
Operating income											**352,321**
Earnings from associates and joint ventures											(4,073)
Financial results from borrowings											(679,159)
Other financial results, net											(6,041)
Loss before income tax											**(336,952)**
Income tax expense											64,409
Net loss											**(272,543)**
Attributable to:											
Controlling Company											(289,156)
Non-controlling interest											16,613

As of September 30, 2024	ICT Services in Argentina Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**2,204,084**	**1,263,821**	**3,467,905**	**192,888**	**117,909**	**310,797**	**(20,537)**	**3,758,165**
Operating costs without depreciation, amortization and impairment of Fixed Assets								
Employee benefit expenses and severance payments	(564,737)	(322,428)	(887,165)	(17,356)	(10,564)	(27,920)	-	(915,085)
Fees for services, maintenance, materials and supplies	(272,431)	(197,017)	(469,448)	(26,042)	(16,023)	(42,065)	4,941	(506,572)
Taxes and fees with the Regulatory Authority	(179,416)	(102,509)	(281,925)	(7,326)	(4,403)	(11,729)	-	(293,654)
Commissions and advertising	(86,687)	(47,840)	(134,527)	(46,095)	(26,829)	(72,924)	2,673	(204,778)
Programming and content costs	(116,779)	(65,864)	(182,643)	(18,849)	(11,500)	(30,349)	-	(212,992)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(290,773)	(206,362)	(497,135)	(35,491)	(21,947)	(57,438)	12,923	(541,650)
Adjusted EBITDA	**693,261**	**321,801**	**1,015,062**	**41,729**	**26,643**	**68,372**	**-**	**1,083,434**
Depreciation, amortization and impairment of Fixed Assets								(1,223,579)
Operating loss								**(140,145)**
Earnings from associates and joint ventures								(10,783)
Financial results from borrowings								1,779,364
Other financial results, net								181,914
Income before income tax								**1,810,350**
Income tax expense								(556,137)
Net income								**1,254,213**
Attributable to:								
Controlling Company								1,236,724
Non-controlling interest								17,489

TELECOM ARGENTINA	12

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

3-b Segment Information

(Segment information for periods ended as of September 30 of 2025 and 2024 as analyzed by the CEO, who periodically receives the financial information of Telecom and its subsidiaries (in historical values))

Three Months Comparison

As of September 30, 2025	ICT Services in Argentina Telecom Network			ICT Services in Argentina TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**1,213,558**	**24,229**	**1,237,787**	**746,777**	**10,779**	**757,556**	**99,070**	**1,487**	**100,557**	**(30,689)**	**2,065,211**
Operating costs without depreciation, amortization and impairment of Fixed Assets											
Employee benefit expenses and severance payments	(295,141)	(5,979)	(301,120)	(193,156)	(3,783)	(196,939)	(9,086)	(188)	(9,274)	-	(507,333)
Fees for services, maintenance, materials and supplies	(146,203)	(8,159)	(154,362)	(96,103)	(1,166)	(97,269)	(14,429)	(301)	(14,730)	2,260	(264,101)
Taxes and fees with the Regulatory Authority	(102,509)	(2,032)	(104,541)	(68,401)	(1,458)	(69,859)	(4,142)	(79)	(4,221)	-	(178,621)
Commissions and advertising	(52,339)	(1,090)	(53,429)	(37,728)	(770)	(38,498)	(13,480)	(286)	(13,766)	1,778	(103,915)
Programming and content costs	(68,727)	(1,368)	(70,095)	(14,635)	(285)	(14,920)	(8,570)	(174)	(8,744)	-	(93,759)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(124,522)	(11,479)	(136,001)	(145,695)	731	(144,964)	(14,212)	170	(14,042)	26,651	(268,356)
Adjusted EBITDA	**424,117**	**(5,878)**	**418,239**	**191,059**	**4,048**	**195,107**	**35,151**	**629**	**35,780**	**-**	**649,126**
Depreciation, amortization and impairment of Fixed Assets											(483,338)
Operating income											**165,788**
Earnings from associates and joint ventures											(2,225)
Financial results from borrowings											(444,833)
Other financial results, net											(12,150)
Loss before income tax											**(293,420)**
Income tax expense											100,939
Net loss											**(192,481)**
Attributable to:											
Controlling Company											(200,363)
Non-controlling interest											7,882

As of September 30, 2024	ICT Services in Argentina Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency		
Revenues	**884,375**	**323,489**	**1,207,864**	**67,564**	**24,884**	**92,448**	**(4,954)**	**1,295,358**
Operating costs without depreciation, amortization and impairment of Fixed Assets								
Employee benefit expenses and severance payments	(236,823)	(87,127)	(323,950)	(6,140)	(2,241)	(8,381)	-	(332,331)
Fees for services, maintenance, materials and supplies	(106,353)	(50,791)	(157,144)	(9,207)	(3,495)	(12,702)	1,560	(168,286)
Taxes and fees with the Regulatory Authority	(72,330)	(26,456)	(98,786)	(2,783)	(1,023)	(3,806)	-	(102,592)
Commissions and advertising	(38,332)	(14,017)	(52,349)	(18,659)	(6,857)	(25,516)	1,126	(76,739)
Programming and content costs	(48,423)	(17,707)	(66,130)	(9,148)	256	(8,892)	-	(75,022)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(120,298)	(55,840)	(176,138)	(10,853)	(3,684)	(14,537)	2,268	(188,407)
Adjusted EBITDA	**261,816**	**71,551**	**333,367**	**10,774**	**7,840**	**18,614**	**-**	**351,981**
Depreciation, amortization and impairment of Fixed Assets								(400,385)
Operating loss								**(48,404)**
Earnings from associates and joint ventures								(6,392)
Financial results from borrowings								121,748
Other financial results, net								(60,120)
Income before income tax								**6,832**
Income tax expense								(22,042)
Net Loss								**(15,210)**
Attributable to:								
Controlling Company								(21,557)
Non-controlling interest								6,347

TELECOM ARGENTINA	13

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

TELECOM ARGENTINA	14

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

TELECOM ARGENTINA	15

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

6- Breakdown of consolidated revenues - restated by inflation (constant figures)

(Revenues as of 2024 restated to 2025 values include a variation due to the restatement of approximately 57.6% vs. a restatement variation of 7.6% for revenues as of 2025)

	09/30/25		09/30/24		9M25 IAS 29 vs. 9M24 IAS 29	
	9M25 IAS 29	IAS 29 Adjustment	9M24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	5,327,305	373,169	3,534,133	1,294,299	1,793,172	50.7%
Mobile Services	2,735,909	177,689	1,521,775	556,653	1,214,134	79.8%
Internet Services	1,235,080	87,934	955,895	346,932	279,185	29.2%
Cable TV Services	631,457	46,155	545,155	199,976	86,302	15.8%
Fixed Telephony and Data Services	676,563	57,640	471,251	176,577	205,312	43.6%
Other service revenues	48,296	3,751	40,057	14,161	8,239	20.6%
REVENUES FROM EQUIPMENT SALES	295,256	22,024	224,032	79,703	71,224	31.8%
REVENUES	5,622,561	395,193	3,758,165	1,374,002	1,864,396	49.6%

7- Breakdown of consolidated revenues - restated by inflation (constant figures)

Three Months Comparison

	09/30/25		09/30/24		3Q25 IAS 29 vs. 3Q24 IAS 29	
	3Q25 IAS 29	IAS 29 Adjustment	3Q24 IAS 29	IAS 29 Adjustment	Δ $	Δ %
REVENUES FROM SERVICES	1,977,671	34,444	1,210,771	324,322	766,900	63.3%
Mobile Services	1,035,232	14,844	528,354	141,806	506,878	95.9%
Internet Services	446,089	8,674	338,231	90,532	107,858	31.9%
Cable TV Services	221,680	4,346	186,059	49,907	35,621	19.1%
Fixed Telephony and Data Services	258,358	6,279	144,281	38,676	114,077	79.1%
Other service revenues	16,312	301	13,846	3,401	2,466	17.8%
REVENUES FROM EQUIPMENT SALES	87,540	1,883	84,587	22,750	2,953	3.5%
REVENUES	2,065,211	36,327	1,295,358	347,072	769,853	59.4%

TELECOM ARGENTINA	16

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

TELECOM ARGENTINA	17

Telecom Argentina S.A.

Consolidated Information

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

TELECOM ARGENTINA	18

Telefónica Móviles Argentina S.A.

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

11- Breakdown of revenues - restated by inflation (constant figures)

	09/30/25 9M25 IAS 29	09/30/24 9M24 IAS 29	9M25 IAS 29 vs. 9M24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	2,145,517	2,038,243	107,274	5.3%
Mobile Services	1,371,634	1,268,177	103,457	8.2%
Internet Services	321,983	269,741	52,242	19.4%
Cable TV Services	81,807	69,629	12,178	17.5%
Fixed Telephony and Data Services	365,410	425,071	(59,661)	-14.0%
Other service revenues	4,683	5,625	(942)	-16.7%
REVENUES FROM EQUIPMENT SALES	150,797	214,375	(63,578)	-29.7%
REVENUES	2,296,314	2,252,618	43,696	1.9%

12- Breakdown of revenues - restated by inflation (constant figures)

Three Months Comparison

	09/30/25 3Q25 IAS 29	09/30/24 3Q24 IAS 29	3Q25 IAS 29 vs. 3Q24 IAS 29 Δ $	Δ %
REVENUES FROM SERVICES	724,894	716,577	8,317	1.2%
Mobile Services	461,097	447,691	13,406	3.0%
Internet Services	110,079	101,062	9,017	8.9%
Cable TV Services	27,583	26,933	650	2.4%
Fixed Telephony and Data Services	125,306	139,043	(13,737)	-9.9%
Other service revenues	829	1,848	(1,019)	-55.1%
REVENUES FROM EQUIPMENT SALES	37,868	81,365	(43,497)	-53.5%
REVENUES	762,762	797,942	(35,180)	-4.4%

TELECOM ARGENTINA	19

Telefónica Móviles Argentina S.A.

Nine month period and third quarter – Fiscal Year 2025

(in millions Argentine Pesos)

TELECOM ARGENTINA	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 10, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations